

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2013

<u>Via Email</u>
Mr. Anthony S. Loumidis
Chief Financial Officer
EuroSite Power Inc.
45 First Avenue
Waltham, MA 02451

> **Re:** **EuroSite Power Inc.**
> **Registration Statement on Form S-3**
> **Filed February 22, 2013**
> **File No. 333-186799**

Dear Mr. Loumidis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. As you do not appear to meet the age of financial statements requirements of Item 8-08(b)(2-3) of Regulation S-X, please be advised that the Staff will not be in a position to grant your request to accelerate effectiveness of your registration statement unless you include financial statements for fiscal year end 2012 in an amendment to your registration statement.

2. Given the size of the offering relative to the number of shares presently outstanding held by nonaffiliates as well as the nature of the offering and identity of the selling stockholders, we are concerned that this transaction could be a primary offering of your shares to the public, with the selling stockholders acting as a conduit in a distribution to the public. Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act.

Alternatively, please identify the selling stockholders as underwriters and disclose that this is a primary offering. We may have further comments after reviewing your response. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

3. We note your disclosure contained in the current report on Form 8-K filed November 26, 2012, which discloses the private sale of common stock and warrants that are currently being registered for resale on this registration statement. We note that you also disclose that you made simultaneous offers and sales under an existing registration statement on Form S-1 (file no. 333-182620) of the same securities at the same price. With a view to understanding what consideration you gave to the integration of the two offerings, please tell us why some of the securities were offered privately and some were offered publicly, considering it appears you had available capacity on the registration statement to make all of the sales publicly. Tell us whether the investors in the two offerings differed and, if so, whether the investment decisions made by the investors in the private placement were influenced in any way by the information contained in the registration statement. Please refer to Securities Act Release 33-8828 and Question 139.25 of our '33 Act Compliance and Disclosure Interpretations for additional guidance, which can be found at our web-site.

Cover Page to Prospectus

4. Please clarify on your prospectus cover page that the "997,525 shares of [your] common stock" issued from the exercise of warrants have not yet been issued.

Selling Stockholders, page 4

5. In your Selling Stockholders table, please break out the number of shares currently owned by each selling stockholder, and the number exercisable by each selling stockholder within 60 days.

Item 17. Undertakings, page 9

6. We note your references to Rule 430B. As you do not appear to be eligible to rely on Rule 430B, please revise or advise why you believe you are eligible to rely on the rule. Please refer to Rule 430B(b) and related Question 220.04 of our Compliance & Disclosure Interpretations Securities Act Rules, which can be found on our website and discusses the limitations on the use of prospectus supplements.

Exhibit 5.1 – Legal Opinion of Sullivan & Worcester LLP

7. We note that the legality opinion of Sullivan & Worcester LLP states that the "Shares" have been validly issued, fully paid, and nonassessable. We also note that the opinion defines "Shares" as including the entire 1,872,525 covered by the registration statement.

As up to 997,525 of the "Shares" have not yet been issued, please revise your legality opinion to correct or explain any inconsistencies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551- 3797, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Edwin L. Miller, Sullivan & Worcester LLP